August 5, 2009

David Lyon, Senior Financial Analyst
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549-4561

Re: Oritani Financial Corp./File No. 001-33223

Dear Mr. Lyon,

Per our recent conference call with Michael Seaman and Marc Levy, the entire Compensation Discussion and Analysis section from our Definitive Proxy Statement, updated to incorporate all proposed modifications discussed in our recent letters, is on the following pages. Minor grammatical changes were also made to the section to clarify certain items. Also included is the updated table regarding Security Ownership of Certain Beneficial Owners and Management, incorporating the proposed modification.

Management

     The following table sets forth information about the shares of Oritani Financial Corp. common stock owned by each nominee for election as director, each incumbent director, each named executive officer identified in the summary compensation table included elsewhere in this Proxy Statement, and all nominees, incumbent directors and executive officers as a group, as of October 6, 2008.


-------------------------------------------------------------------------------------------------------
                                                                  Shares Owned
                                          Position(s) held        Directly and
     Names                                in the Company          Indirectly(1)       Percent of Class
-----------------------------------       ----------------        ----------------    -----------------
     NOMINEES

     James J. Doyle, Jr.                  Director                80,063              *
     John J. Skelly, Jr.                  Director                109,713             *

     DIRECTORS CONTINUING IN OFFICE

     Nicholas Antonaccio                  Director                72,150              *
     Michael A. DeBernardi                Director, EVP           122,371             *
                                          and Chief
                                          Operating Officer
     Robert S. Hekemian, Jr.              Director                101,904             *
     Kevin J. Lynch                       Chairman,               267,326             *
                                          President and
                                          Chief Executive
                                          Officer

     NAMED EXECUTIVES OFFICERS WHO ARE NOT DIRECTORS


     John M. Fields, Jr.                  Executive Vice          122,633             *
                                          President and
                                          Chief Financial
                                          Officer
     Thomas G. Guinan                     Executive Vice          110,715             *
                                          President
                                          And Chief                                   *
                                          Commercial
                                          Lending Officer
     Philip M. Wyks                       Senior Vice             31,073              *
                                          President and
                                          Corporate
                                          Secretary
     Leonard Carlucci                     Vice                    9,555               *
                                          President--Senior
                                          Commercial
                                          Lending Officer

     All directors and executive officers as a
     group (14 persons)                                           1,130,256           2.88%
-------------------------------------------------------------------------------------------------------
     *   Less than 1%

     (1) Unless otherwise indicated, each person effectively exercises sole, or shared with spouse, voting and dispositive power as to the shares reported. Totals include unvested stock awards that were granted pursuant to the 2007 Equity Incentive Plan. The totals for Messrs. Lynch, Fields, Guinan and Wyks include 3,243 shares (each) that have been allocated under the Oritani Bank Employee Stock Ownership Plan ("ESOP"). The total for Mr. Carlucci includes 2,555 ESOP shares.

     ===========================================================================

Compensation Discussion and Analysis

     Compensation Philosophy and Objectives

     The goal of the Executive Compensation Program is to enable the Company to attract, develop, and retain strong executive officers capable of maximizing the Company's performance for the benefit of its stockholders. The Company's compensation philosophy is to provide competitive compensation opportunities that are aligned with its financial performance and the generation of value for stockholders through stock-price appreciation. The Company's focus is on retaining and motivating key executives, maintaining profitability, asset quality and loan growth, while aggressively controlling expenses.

     The Company did not have stock issued to the public prior to its initial public offering which was consummated in 2007. In connection with the initial public offering, Oritani Bank established an employee stock ownership plan that purchased in the offering 3.92% of the total shares issued in the offering (including shares issued to Oritani Financial Corp., MHC and to the OritaniBank Charitable Foundation) for the benefit of employees of Oritani Bank. At a special meeting of stockholders in April 2008, the Company's stockholders approved the Company's 2007 Equity Incentive Plan which authorizes the issuance of up to 2,781,878 shares of Company common stock pursuant to grants of incentive and non-statutory stock options, stock appreciation rights, and restricted stock awards. The Equity Plan provides officers, employees and directors of the Company and Oritani Bank with additional incentives to promote the growth and performance of the Company.

     The Compensation and Corporate Governance Committee assists the Board of Directors in discharging its responsibilities regarding the Company's compensation and benefit plans and practices. Authority granted to the
Compensation and Corporate Governance Committee is established in its charter, which is available on the Company's website at www.oritani.com. The Compensation and Corporate Governance Committee meets as necessary. It considers the expectations of the named executive officers with respect to their compensation, their recommendations with respect to the compensation of our junior executive officers and their recommendations with respect to director compensation, as well as survey data and recommendations of advisors. Named executive officers compensation matters are also presented for discussion at meetings of the full Board of Directors.

     Use of Outside Advisors and Survey Data

     The Compensation and Corporate Governance Committee uses industry survey data from three independent sources and has recently engaged a consulting firm to assist it in performing its duties, including conducting a competitive review of executive officer compensation levels and practices. The three independent sources of industry survey data were the executive compensation reports prepared by the New Jersey League of Community Bankers and The Webber Survey, as well as data contained in the report of the consulting firm, GK Partners. The specific peers included in the GK Partners report for purposes of compiling peer data were: Clifton Savings Bank; Dime Community Bancshares; Greater Community Bancorp; Investors Bancorp Inc.; Kearny Financial Corp.; Lakeland Bancorp; NBT Bancorp Inc.; OceanFirst Financial Corp.; Partners Trust Financial; PennFed Financial Services, Inc.; Provident Financial Services, Inc.; Provident New

York; Roma Financial Corp. and Synergy Financial Corp. The Compensation and Corporate Governance Committee communicates directly with, and receives certain reports directly from, GK Partners, and relies on survey data as well as other data it receives directly from other sources to formulate an understanding of market practices and trends and recommended compensation strategies. The Committee compared base pay and incentive compensation pay level for each of the named executive officers with those of executives officers of banks and thrifts in peer groups of similar asset size and business mix. The Committee also considered the relative business models, loan growth, asset quality, and profitability of the banks and thrifts in the peer groups. The Committee also considers the performance of the Company as measured against its budget as well as the performance and individual contributions of each of the named executive officers and their relative contribution to the operating results of the Company.

     Corporate Income Tax Considerations

     Section 162(m) of the Internal Revenue Code imposes a $1,000,000 annual limit, per executive officer, on a company's federal tax deduction for certain types of compensation paid to executive officers. Compensation that is "performance-based" under the Internal Revenue Code's definition is exempt from this limit. Stock option grants are intended to qualify as performance-based compensation. It has been the Compensation and Corporate Governance Committee's practice to structure the compensation and benefit programs offered to the named executive officers in order to maximize the tax deductibility of amounts paid. However, in structuring the compensation programs and in reaching compensation decisions, the Compensation and Corporate Governance Committee considers a variety of factors, including the Company's tax position, the materiality of the payments and tax deductions involved, and the need for flexibility to address unforeseen circumstances. After considering these factors, the Compensation and Corporate Governance Committee may decide to authorize compensation payments, all or part of which would be nondeductible for federal tax purposes.

     Section 4999 of the Code imposes a 20% excise tax on certain "excess parachute payments" made to "disqualified individuals." Under Sections 280G of the Code, such excess parachute payments are also nondeductible to the Company. If payments that are contingent on a change of control to a disqualified individual (which includes the named executive officers) exceed three times the individual's "base amount," they constitute "excess parachute payments" to the extent they exceed one time the individual's base amount.

     Severance payments to the named executive officers pursuant to the Employment Agreement are subject to reduction in order to avoid an excess parachute payment under Section 280G of the Code.

     Accounting Considerations

     The Compensation and Corporate Governance Committee is informed of the financial statement implications of the elements of the named executive officers' compensation. However, the probable contribution of a compensation element to the objectives of the Company's named executive officers compensation program and its projected economic cost, which may or may not be reflected on the Company's financial statements, are the primary determining factors of the named executive officers' compensation decisions.

     Elements Of The Compensation Package

     The Company's 2008 compensation program for named executive officers consisted of base salary, annual cash incentives, equity incentive awards (such as stock options and restricted stock awards), a comprehensive benefits package and perquisites.

     Methodology. The Committee engaged a compensation consultant, GK Partners, who prepared a report entitled "Oritani Financial Corp. Senior Management and Non-Employee Directors' 2007 Compensation Review (the "Report")." The Report focused on gathering and analyzing performance and compensation data for a group of 14 peers. The selected peers were local publically traded banks that were considered reasonable competitors based on size, profitability, market capitalization and lines of business. See "Use of Outside Advisors and Survey Data" for the specific peers utilized in the Report. The Report is dated September 28, 2007. The Report generated a peer median and average salary and cash incentive for each of the named executive officers based on their title and responsibilities. The Committee then considered the executive's current base salary and historical annual cash incentive. These amounts were then compared to the median and average compensation detailed in the Report for the executive's title and responsibilities. The peer median and average compensation became a target range considered by the Committee when contemplating the executive's salary and cash incentive (described in the procedures below). The Committee decided that the acceptable range for base salary increases was 0 - 20% and the acceptable range of target bonus opportunity for annual cash incentives was 25 - 100% of the executives' current base salary. Given these restrictions, and considering the information provided in the Report, the Committee determined a preliminary range of base salary and annual cash incentive for each of the named executive officers. A final amount for each executive was determined using the procedures described in the paragraphs below.


                                                           GK Partners Peer Report Information
                            Base          Cash       Applicable           Salary               Cash Incentive
         Name              Salary       Incentive      Title        Average      Median      Average      Median
         ----              ------       ---------     -----         -------      ------      -------      ------
 Kevin Lynch               $500,000     $250,000       CEO          $515,700     $482,500    $117,400     $114,800
 John Fields               $200,000      $56,700       CFO          $214,400     $202,400     $44,100      $23,100
 Thomas Guinan             $200,000      $58,800       (a)          $215,600     $216,500     $45,700      $42,200
 Philip Wyks               $189,000      $47,250       (b)          $176,800     $180,500     $25,800      $24,100
 Leonard Carlucci          $142,420      $40,650       n/a            n/a          n/a          n/a          n/a
(a) - 4th Highest Officer
(b) - 5th Highest Officer

     Base Salary. Executive base salary levels are generally reviewed on an annual basis and adjusted as appropriate. The Company desires to compensate executives fairly. During the fiscal year ended June 30, 2008 the Compensation and Corporate Governance Committee considered prevailing market conditions and approved certain salary adjustments as indicated below. The Committee also considered the overall performance of the individual, including their achievement of individual goals as well as their contribution to company goals in making their determinations. The individuals were solicited for their opinion regarding their achievement of such goals. The Committee relied on the data contained in the Report, as well as the data from three independent surveys, in formulating its opinion of prevailing market conditions. The Committee viewed this information as a broad database of the Company's peers with detailed information on Base Salary and Incentive Compensation. The following table sets forth the base salary increases for the named executive officers approved by the Committee during fiscal year 2008.

                      Base Salary History at June 30, 2008

                      Prior
                       Base     Increase
                      Salary      Date        Increase       % New Base Salary
                     ---------  ----------    ----------     -------------------
Kevin Lynch          $500,000        n/a      $      -        n/a     $500,000
John Fields          $189,000     10/29/07    $ 11,000        5.8%    $200,000
Thomas Guinan        $168,000     10/29/07    $ 32,000       19.1%    $200,000
Philip Wyks          $189,000        n/a      $      -        n/a     $189,000
Leonard Carlucci     $135,000     10/29/07    $  7,420        5.5%    $142,420

     In the instance of Mr. Lynch, the Committee believed that his base salary was competitive, but somewhat below the average Chief Executive Officer base salary found in the three survey reports utilized by the Committee. However, the Committee decided that no increase in base salary was appropriate at this time as the Committee wished to emphasize the incentive elements of pay. In the instance of Mr. Wyks, the Committee decided that no increase in base salary was appropriate at this time as they felt his current salary was sufficient when considered in conjunction with his current responsibilities.

     Annual Cash Incentives. Annual cash incentive opportunities are provided to the named executive officers as an incentive to achieve annual goals and objectives. The Compensation and Corporate Governance Committee determines each named executive officer's bonus, if any, based on a retrospective review of a variety of corporate performance factors and each individual's contribution to the Company, taking in to account the operating environment existing during the year. This review is in addition to the Company's actual performance against its operating budget, which is adopted at the beginning of the year along with strategic objectives and projects to be accomplished during the year.

     The  payments  for  Messrs  Lynch,  Fields,  and  Wyks  were  based  on the achievement of certain goals on a Bank-wide basis as well as individual performance goals. Bank-wide goals included financial performance of the Company on an ROE and ROA basis as compared to a peer group. The peer group consisted of Kearny Savings Bank; Investors Savings Bank; Clifton Savings Bank; Roma Bank and Northfield Bank. Peer group results were determined using the FDIC Website for
Statistics on Depository Institutions. Peer data regarding ROE and ROA was obtained for the quarterly periods ending September 30, 2007; June 30, 2007; March 31, 2007 and December 31, 2006. The peer results were averaged and compared to the results for Oritani Bank (from the same source) for the same period. Oritani's ROE was 8.82%, or 2.79 times the comparable peer result of
3.16%. Oritani's ROA was 1.16%, or 2.39 times the comparable peer result of 0.49%. The twelve month period ended September 30, 2007 was utilized as this was the most recent period of data available when the cash incentives were being determined. The other bank-wide goals used for measurement were loan portfolio growth, delinquency levels, completion of the Company's initial public offering, staffing changes, facility renovations, and dispositions of surplus property on favorable terms. . The FDIC website for Statistics on Depository Institutions indicated loan portfolio growth of $124.4 million, or 19.2%, over the twelve month period ended September 30, 2007 for Oritani Bank. Delinquency ratios over the period were low. Noncurrent loans as a percentage of total loans were 0.07% at September 30, 2007 versus 0.06% at September 30, 2006. The Committee sought results that "meet or beat" peers in order to approve incentive payments at the level provided. The Committee's desired results for loan portfolio growth and delinquency levels were subjective, but were generally seeking to meet or exceed the Company's performance from the prior fiscal year. The Committee was seeking loan portfolio growth that continued the strong growth of recent periods and was also seeking low loan delinquency levels that it considered to be indicative of a high quality portfolio. In the opinion of the Committee, all the Bank-wide goals had been attained. The Committee determined that Mr. Lynch had the primary responsibility for the attainment of Company-wide goals. Since all goals had been met, they also felt that he should receive the primary reward. The Committee awarded Mr. Lynch an annual cash incentive equal to 50% of his base salary in recognition of his accomplishments. The payments for Messrs Guinan and Carlucci were based on individual performance goals which included loan originations, portfolio growth, delinquency levels, and staffing. Their individual performance goals were attained.

     The payments are made based on the individual's relative performance in achieving the applicable goals. The following cash incentives were made in fiscal 2008.

              Executive Officer                          Cash Incentive
              -----------------                          --------------

               Kevin Lynch                                  $250,000
               John Fields                                  $ 56,700
               Thomas Guinan                                $ 58,800
               Philip Wyks                                  $ 47,250
               Leonard Carlucci                             $ 40,650

     The  Compensation  and  Corporate   Governance  Committee  approved  awards
totaling $453,400 to the Company's named executive officers during the fiscal year ended June 30, 2008.

     Equity Incentives.

     Other than the employee stock ownership plan that was adopted in connection with the Company's initial stock offering and the 2007 Equity Incentive Plan (the "Equity Plan") approved by stockholders at a special meeting of stockholders on April 22, 2008, the Company does not currently have any long-term incentive compensation programs.

     The Equity Plan provides that individuals may receive awards of common stock and grants of options to purchase common stock. The Compensation and Corporate Governance Committee believes that officer stock ownership provides a significant incentive in building stockholder value by compensation increases as Oritani Financial Corp's common stock appreciates in value. In addition, stock option grants and stock awards vest over five years, thereby aiding retention.

     On May 5, 2008 the Compensation and Corporate Governance Committee of the Board of Directors granted stock options and restricted stock awards to the executive officers of the Company listed below.

Executive Officer     Number of Options     Number of Shares of Restricted Stock
-----------------     -----------------     ------------------------------------
Kevin Lynch                397,411                      198,706
John Fields                178,835                       95,379
Thomas Guinan              178,835                       95,379
Philip Wyks                 26,494                       15,000
Leonard Carlucci            19,871                        6,000

     The grants were made in accordance with the terms of the Equity Plan. The Committee initially consulted with counsel for regulatory restrictions regarding allocations pertinent to the Equity Plan. The Committee then contemplated the specific allocations to be made under the Equity Plan. The Committee considered the executive's past contributions, their individual role in completing the conversion to a public company in 2007 and the role that the executive would play in the Company's future. The Committee sought to grant restricted stock awards and stock options to the named executive officers at levels that would closely align the executive's compensation with his/her impact in creating value for stockholders. The executive officers' individual performance, leadership, operational effectiveness, tenure and experience, and employment market conditions in the Company's market were additional factors which the committee considered. The Committee also reviewed survey data regarding awards made to executive officers of other companies that had undertaken a mutual-to-stock public offering. The Committee weighed all these factors and made their initial recommendations for specific allocations to be made under the Equity Plan. The Committee then measured their recommendations against regulatory restrictions. No adjustments were necessary due to regulatory restrictions. The Committee had also engaged GK Partners, an independent compensation consultant. The role of GK Partners was to assess the committee's recommendations for grants of stock options and restricted stock awards to the named executive officers. GK Partners felt the allocations were appropriate, and such allocations were finalized and approved by the Committee.

     GK Partners concluded that the committee's recommendations for the awards were fair and reasonable and intended to align the economic interests of the named executive officers with that of other stockholders consistent with prevailing executive compensation practices in the competitive marketplace for similarly situated public companies.

     The options vest in equal installments over a five-year period commencing on May 5, 2009, one year from the date of the grant and have an exercise price of $15.65 per share, which was the closing market price/last sale price of the Company's common stock on May 5, 2008, the date of the grant. The restricted stock awards also vest in equal installments over a five-year period, commencing May 5, 2009, one year from the date of the grant. The vesting of the options and restricted stock awards accelerate upon death or disability, retirement, involuntary termination of employment following a change in control, and upon consummation of a second-step conversion of Oritani Financial Corp. The grants have other terms and conditions consistent with the Equity Plan. Including the options and restricted stock shares granted to the above-named officers, a total of 1,311,456 options and 588,169 shares of restricted stock were granted to officers and employees of the Company. These totals represent 66% of the stock options and 74% of the restricted shares available to management for granting purposes. The vesting of the grants and options for Mr. Lynch were amended such that they do not accelerate upon retirement if retirement occurs prior to age 67.

     Additionally, the Company provides certain fringe benefits, including retirement plans, termination benefits, and perquisites. The Committee considered these items when contemplating the overall compensation package awarded to the named executive officers. The Committee felt that these items were appropriate given the level of responsibility for each named executive officer and that no changes to the programs were warranted at the time.

I can be reached at (201) 497-1203, or jfields@oritani.com, if you have any questions regarding the proposed disclosure. It is our understanding that this satisfies all comments issues by the SEC to the Company.


Sincerely,

/s/ John M. Fields, Jr.

John M. Fields, Jr.
EVP/CFO

CC:  Kevin J. Lynch, President - Oritani Financial Corp.
     Marc Levy, Esq. - Luse Gorman Pomerenk & Schick